Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated November 15, 2019

Relating to the Preliminary Prospectus dated November 7, 2019

Registration Statement No. 333-234305

SITIME CORPORATION

This free writing prospectus relates only to the initial public offering of common stock of SiTime Corporation (the “Company”) and should be read together with the preliminary prospectus, dated November 7, 2019 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-234305) of SiTime Corporation, relating to its initial public offering of common stock.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Potential purchases by management:	Certain members of our management, including our executive officers, have indicated an interest in purchasing in the aggregate up to approximately $1.5 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these individuals, or any of these individuals may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these individuals as they will on any other shares sold to the public in this offering.

Certain Relationships and Related Party Transactions - Participation in this Offering	Certain members of our management, including our executive officers, have indicated an interest in purchasing in the aggregate up to approximately $1.5 million in shares of our common stock in this offering at the initial public offering price. Based on an assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover of this prospectus, these individuals would purchase up to an aggregate of approximately 107,143 of the 4,300,000 shares offered in this offering based on these indications of interest. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these individuals, or any of these individuals may determine to purchase more, less or no shares in this offering.

Shares Eligible for Future Sale	Certain members of our management, including our executive officers, have indicated an interest in purchasing in the aggregate up to approximately $1.5 million in shares of our common stock in this offering at the initial public offering price. Any such shares purchased by individuals who are considered to be our affiliates cannot be resold in the public market immediately following this offering as a result of restrictions under securities laws, but will be able to be sold following the expiration of these restrictions. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these individuals, or any of these individuals may determine to purchase more, less or no shares in this offering.

The Company has filed a registration statement (including a preliminary prospectus) (File No. 333-234305) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (888) 603-5847 or by email at Barclaysprospectus@broadridge.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com.